SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549
                              ____________
                               FORM 11-K
                             ANNUAL REPORT
                     PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934



(Mark One):

/X/ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934


For the fiscal year ended          December 31,1999
                         -----------------------------------------------

                                   OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ------------- to ------------------------

                    Commission file number 001-14624

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           ABN AMRO HOLDING N.V.
                   GUSTAV MAHLERLAAN 10, 1082 PP AMSTERDAM
                            THE NETHERLANDS

                               SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the ABN AMRO Group Profit Sharing and Savings Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               ABN AMRO GROUP PROFIT SHARING AND
                               SAVINGS PLAN AND TRUST


Date June 19, 2000             /s/ Robert Thompson--------------------

                               ---------------------------------------

                               Vice President, Trust and Asset
                                Management, LaSalle National Bank


<PAGE.

Report on Audits of Financial Statements
As of and for the years ended December 31, 1999 and 1998 and Supplemental Schedules for the year ended December 31, 1999

ABN AMRO Group Profit Sharing and Savings Plan and Trust

                                Index

                                                            Pages

Report of Independent Auditors                             1

Financial Statements:
Statements of Assets Available for Benefits,
December 31, 1999 and 1998                              2

Statements of Changes in Assets Available
for Benefits for the years ended
December 31, 1999 and 1998                              3
Notes to Financial Statements                               4

Supplemental Schedules:
Item 27(d) - Schedule of Reportable Transactions
for the year ended December 31, 1999                    9

Consent of Independent Auditors...........................10














                        Financial Statements and
                         Supplemental Schedule




                     ABN AMRO Group Profit Sharing
                            and Savings Plan




                 Years ended December 31, 1999 and 1998
                   with Report of Independent Auditors




                   Employer Identification #13-5268975
                                Plan #003

ABN AMRO Group Profit Sharing and Savings Plan


Financial Statements and Supplemental Schedule

Years ended December 31, 1999 and 1998



Financial Statements:

Report of Independent Auditors.........................................1
Statements of Assets Available for Benefits............................2
Statements of Changes in Assets Available for Benefits.................3
Notes to Financial Statements..........................................4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets Held for Investment
  Purposes at End of Year..............................................9

                     Report of Independent Auditors


Members of the Committee Administering
the ABN AMRO Group Profit Sharing and Savings Plan

We have audited the accompanying statements of assets available for benefits of the ABN AMRO Group Profit Sharing and Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                     /s/  ERNST & YOUNG LLP

Chicago, Illinois
June 19, 2000

ABN AMRO Group Profit Sharing and Savings Plan           EIN 13-5268975
                                                              Plan #003


Statements of Assets Available for Benefits

                                                   December 31
------------------------------------------------------------------------
                                              1999              1998
------------------------------------------------------------------------
Assets
Cash.....................................  $          -     $  2,123,632
Investments, at fair value:
  Shares of registered investment
    companies............................   391,439,435      323,597,643
  LaSalle National Bank Trust and
    Asset Management Pooled Trust
    Funds for Employee Benefit Plans.....   219,564,331      169,627,295
  ABN AMRO Unitized ADR Fund.............     2,791,143                -
  Loans to Participants..................    21,366,601       17,696,812
                                           -----------------------------
  Total Investments                         635,161,510      510,921,750

Accrued Investment Income Receivable.....             -          753,028

Contributions Receivable:
  Employers..............................    21,025,996       26,364,193
  Participants...........................             -        1,551,893
                                           -----------------------------
Total Contributions Receivable...........    21,025,996       27,916,086
                                           -----------------------------
Assets Available for Benefits............  $656,187,506     $541,714,496
                                           =============================


See Notes to Financial Statements.

ABN AMRO Group Profit Sharing and Savings Plan           EIN 13-5268975
                                                              Plan #003


Statements of Changes in Assets Available for Benefits

                                             Year Ended December 31
------------------------------------------------------------------------
                                             1999              1998
------------------------------------------------------------------------
Additions
Contributions:
  Participants..........................   $ 51,114,889     $ 57,136,869
  Employers.............................     32,332,503       35,721,247
Investment Income.......................     30,821,317       41,865,038
Transfer of Assets from Merged Plans....              -        2,380,168
                                           ------------      -----------
Total Additions.........................    114,268,709      137,103,322

Deduction
Benefits Paid to Participants...........     40,961,842       27,031,470
                                           ------------      -----------
Total Deductions........................     40,961,842       27,031,470

Net Realized and Unrealized
  Appreciation in Fair Value
  of Investments........................     41,166,143       21,684,534
                                           ------------      -----------

Net Increase............................    114,473,010      131,756,386
Assets Available for Benefits
  at Beginning of Year..................    541,714,496      409,958,110
                                           ------------      -----------
Assets Available for Benefits
  at End of Year........................   $656,187,506     $541,714,496
                                           ============     ============

See Notes to Financial Statements.

ABN AMRO Group Profit Sharing and Savings Plan           EIN 13-5268975
                                                              Plan #003


Notes to Consolidated Financial Statements
------------------------------------------------------------------------

1.  Description of the Plan
---------------------------

The following description of the ABN AMRO Group Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined-contribution plan covering all eligible employees of ABN AMRO North America, Inc., affiliates and subsidiaries, and employees of the offices of ABN AMRO Bank N.V. located in the United States and the U.S. Virgin Islands (collectively, the Employers), except those that may be covered by a foreign plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility and Contributions: Any eligible employee who has commenced participation in the Plan after having completed six months of service is a "limited participant" as defined in the Plan. A limited participant is eligible to participate only to the extent of electing 401(k) contributions to be made on their behalf and receiving Employer matching contributions. Any employee who has completed two years of service as defined in the Plan is eligible to fully participate in the Plan. Full participants may receive contributions from the Employers under the profit-sharing portion of the Plan. Special rules may apply with respect to employees acquired in connection with certain merger or acquisition transactions. A participant may contribute up to 13% of basic annual compensation earned while a Plan participant, subject to the limits under law. The Plan allows a participant to change this contribution under certain conditions. The Employers make a matching contribution equal to the lesser of 50% of the participant's elective deferrals or 2% of such compensation, subject to the limits under law.

Employer contributions under the profit-sharing portion of the Plan are made in discretionary amounts determined by the respective board of directors of the Employers and are credited to each participant's account based on the relationship of each participant's annual base compensation earned while a participant to the total of such base compensation of all Plan participants. For all these purposes, compensation is limited by applicable law.

Effective December 31, 1998, the Cragin Federal Bank for Savings Employee Stock Ownership Plan (the Cragin Plan) and the Trans Mutual Investment Co., Inc. 401(k) Plan (the Trans Mutual Plan) were merged with the Plan. At December 31, 1998, the assets of the Cragin Plan ($681,808), and the assets of the Trans Mutual Plan ($1,698,360) were transferred into the Plan.

During 1999, employees of ABN AMRO Asia, Inc. and First Chicago NBD Mortgage Company became eligible to participate in the Plan. Employees formerly employed by Banco Real S.A. at a location within the United

ABN AMRO Group Profit Sharing and Savings Plan           EIN 13-5268975
                                                              Plan #003


States also became eligible to participate in the Plan during 1999. During 1998, employees of Bankers Leasing Association, Inc. and Sage Clearing Limited Partnership became eligible to participate in the Plan. Employees of the companies listed above became participants in the Plan subject to the eligibility requirements of the Plan. Certain employees were granted credit for prior service for purposes of eligibility under the Plan.

Effective September 30, 1997, the ChiCorp Inc. Employees' Profit Sharing Plan (ChiCorp Plan) was terminated. Participant accounts were valued as of June 30, 1998, and the majority of distributions occurred in September 1998. Participants in the ChiCorp Plan had the option of rolling over their account balances from the ChiCorp Plan to the ABN AMRO Group Profit Sharing and Savings Plan.

Investment Options: The Plan offers thirteen investment options. There are nine ABN AMRO Mutual Funds (formerly the Rembrandt funds) which consist of the following: Balanced Fund; Growth Fund; International Equity Fund; Asian Tigers Fund; Small Cap Growth Fund; Latin America Equity Fund; Value Fund; Government Money Market Fund; and Taxable Fixed Income Fund. There are two pooled funds of LaSalle Bank N.A. Trust and Asset Management: the S&P 500 Index Fund and the Income Plus Fund. In addition, there is the ABN AMRO Company Stock Unitized ADR Fund (ADR
Fund), which consists mainly of the American Depository Receipts of ABN AMRO Holding N.V. (a party in interest to the Plan). Participants may also invest in the Davis Real Estate Fund.

Participants are permitted to direct the trustees as to respective percentages of their account balances to be invested in each investment option and are permitted to periodically change those percentages and to direct the trustees to transfer a percentage of their accounts invested between the various funds. Contributions to the funds are invested primarily in the pooled funds of LaSalle Bank N.A. Trust and Asset Management and in the ABN AMRO family of mutual funds, both parties-in-interest to the Plan.

Participant Accounts: Net earnings of the Plan are allocated to participants' accounts when earned based on the relationship of each participant's adjusted account balance to the total of all such adjusted account balances with special adjustment for participant contributions (e.g., elective deferrals, rollovers). Accounts are marked to market on a daily basis. Participant account balances are fully vested at all times.

Payment of Benefits: In the event of retirement, termination of employment, death of a participant, or total disability while employed, the participant's account may be distributed to the participant or beneficiary (in the event of the participant's death) through the payment of installments over a fixed period of time or in payment of a lump sum. Also, under certain circumstances, a participant may withdraw a portion or all of certain of the amounts credited to his or her account. Special annuity and optional forms of payment apply to certain amounts transferred to the Plan from another plan in a merger.

ABN AMRO Group Profit Sharing and Savings Plan           EIN 13-5268975
                                                              Plan #003

Plan Termination: Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the account of each participant shall be distributed to him or her.

------------------------------------------------------------------------

2.  Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments: The Plan's investments are stated at fair value. Money market accounts and loans to participants are valued at cost which approximates fair value. The shares of registered investment companies are valued at quoted market prices. The pooled trust funds for employee benefit plans are valued at quoted redemption value. The fair value of the ADR Fund is based on the market value of the ABN AMRO Holding N.V. American Depository Receipts traded on the New York Stock Exchange.

Investment Income Recognition: Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis.

------------------------------------------------------------------------

3.  Investments
---------------

The Plan's investments are held by a LaSalle Bank N.A. Trust and Asset Management* (the Trustee) administered trust fund. Riggs National Bank has been retained as custodian for the ADR Fund and as the Plan's subcustodian.

Appreciation in the fair value of the Plan's investments (including investments bought, sold, as well as held during the year) is as follows:

ABN AMRO Group Profit Sharing and Savings Plan           EIN 13-5268975
                                                              Plan #003


------------------------------------------------------------------------
                               1999                      1998
------------------------------------------------------------------------
                     Appreciation               Appreciation
                    in Fair Value  Fair Value  in Fair Value  Fair Value
                        During       at End        During      at End
                         Year        of Year        Year       of Year
                    ----------------------------------------------------
Fair Value as
 Determined by
 Quoted Market
  Price:
  Shares of
   Registered
   Investment
   Companies....... $18,726,860  $391,439,435  $ 2,717,420  $323,597,643
  ABN AMRO
   Unitized
    ADR Fund.......     276,078     2,791,143            -             -
                    ----------------------------------------------------
Total..............  19,002,938   394,230,578    2,717,420   323,597,643
Fair Value as
 Determined by
 Quoted Redemption
 Value:
  LaSalle Bank N.A.
   Trust and Asset
   Management*
   Pooled Trust
   Funds for
   Employee
   Benefit Plans...  22,163,205   219,564,331   18,967,114   169,627,295
                    ----------------------------------------------------
Total..............  22,163,205   219,564,331   18,967,114   169,627,295
Fair Value
 Approximates
 Cost:
  Loans to
  Participants.....           -    21,366,601            -   17,696,812
                    ----------------------------------------------------
Total..............           -    21,366,601            -   17,696,812
                    ----------------------------------------------------
Total
 Appreciation
 in Fair Value..... $41,166,143  $635,161,510  $21,684,534  $510,921,750
                    ====================================================

------------------------------------------------------------------------

*Indicates a party in interest to the Plan

The fair value of individual investments that represent 5% or more of the Plan's assets is as follows:

ABN AMRO Group Profit Sharing and Savings Plan           EIN 13-5268975
                                                              Plan #003


-----------------------------------------------------------------------
                                             1999               1998
-----------------------------------------------------------------------
LaSalle Bank N.A. Trust and Asset
  Management* Pooled Trust Funds
  for Employee Benefit Plans:
    S&P 500 Index Fund.................  $136,736,059     $ 94,110,367
    Income Plus Fund...................    82,828,272       75,516,928
ABN AMRO* Equity Mutual Funds:
  Growth Fund..........................   118,740,501      103,613,804
  Balanced Fund........................    58,450,304       53,401,683
  Value Fund...........................    53,032,583       46,304,915
  International Equity Fund............    44,075,924       27,570,552
ABN AMRO* Government Money Market Fund.    69,778,616       51,203,034
ABN AMRO* Taxable Fixed Income Fund....    23,900,493       28,568,522

*Indicates a party in interest to the Plan

------------------------------------------------------------------------
4.  Transactions With Parties in Interest
-----------------------------------------

LaSalle National Corporation, a participating Employer in the Plan, provides all services for the Plan and pays all costs incurred. Such costs include fees for trust services performed by the Trustee.
------------------------------------------------------------------------

------------------------------------------------------------------------
5.  Income Tax Status
-----------------------------------------

The Internal Revenue Service has ruled that the Plan qualifies under section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is not subject to tax under present income tax law. The Plan is required to operate in conformity with the Code to maintain its qualification. The Committee administering the Plan is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

------------------------------------------------------------------------
6.  Reconciliation of Financial Statements to Form 5500
-----------------------------------------

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

-----------------------------------------------------------------------
                                             1999               1998
-----------------------------------------------------------------------
Assets Available for Benefits Per
  the Financial Statements               $656,187,506     $541,714,496
Amounts Allocated to Withdrawn
  Participants                                      -       (1,971,767)
Net Assets Available for Benefits
  Per Form 5500                          $656,187,506     $539,742,729
-----------------------------------------------------------------------

ABN AMRO Group Profit Sharing and Savings Plan           EIN 13-5268975
                                                              Plan #003



The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

------------------------------------------------------------------------
                                             Year Ended December 31
------------------------------------------------------------------------
                                           1999                  1998
------------------------------------------------------------------------

Benefits Paid to Participants          $40,961,842           $27,031,470
Add:  Amount Allocated...............
  to Withdrawing Participants
  at December 31.....................            -             1,971,767
Less:  Amount Allocated
  to Withdrawing Participants
  at January 1.......................   (1,971,767)          (1,173,108)
                                       ---------------------------------
Benefits Paid to Participants
  Per the Form 5500..................  $38,990,075           $27,830,129
                                       =================================

------------------------------------------------------------------------

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

                         Supplemental Schedule

ABN AMRO Group Profit Sharing and Savings Plan           EIN 13-5268975
                                                              Plan #003


Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year

                                          December 31, 1999
                               -----------------------------------------

   Identity of Issue, Borrower,  Description of Investment or   Current
      Lessor, or Similar Party     Number of Shares/Units	     Value
------------------------------------------------------------------------

LaSalle Bank N.A. Trust and
  Asset Management*
    Pooled Trust Funds
     for Employee Benefits Plans:
       S&P 500 Index Fund............     3,883,113         $136,736,059
       Income Plus Fund                  82,828,272           82,828,272
                                                            ------------
Total Pooled Trust Funds		                         219,564,331

Shares of registered investment companies:
  ABN AMRO* Equity Mutual Funds:
    Growth Fund                           6,808,515          118,740,501
    Balanced Fund                         4,887,149           58,450,304
    Value Fund                            4,159,418           53,032,583
    International Equity Fund             1,757,413           44,075,924
    Asian Tigers Fund                     1,276,044           13,934,405
    Small Cap Growth Fund                   452,463            6,406,873
    Latin American Equity Fund              139,622            1,950,522
  ABN AMRO* Government Money Market Fund 69,778,616           69,778,616
  ABN AMRO* Taxable Fixed Income Fund     2,497,439           23,900,493
  Davis Real Estate Fund                     63,996            1,169,214
                                                            ------------
Total shares of registered investment
  companies	                                                 391,439,435

  ABN AMRO* Unitized ADR Fund               239,357            2,791,143

Loans to participants               Promissory notes,
                                    varying rates
                                    (7.5% to 11.5%)
                                    and varying maturities   21,366,601
                                                           ------------
Total investments                                          $635,161,510
                                                           ------------
                                                           ------------

*Indicates party in interest to the Plan.

                     Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-74703) pertaining to the ABN AMRO Group Profit Sharing and Savings Plan of our report dated June 19, 2000, with respect to the financial statements and supplemental schedule of the ABN AMRO Group Profit Sharing and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1999.

                                      /s/  ERNST & YOUNG LLP

Chicago, Illinois
June 28, 2000

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